UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2019
Commission File Number 001-33922
DRYSHIPS INC.

c/o DryShips Management Services Inc.

Omega Building

80 Kifisias Avenue, GR 151 25 Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated August 19, 2019 titled “DryShips Enters Into Definitive Merger Agreement with SPII Holdings, DryShips Public Shareholders to Receive $5.25 per Share in Cash, Transaction Unanimously Recommended by DryShips Special Committee” and attached as Exhibit 1.1 to this Report on Form 6-K is a copy of the Merger Agreement (as defined below).

On August 18, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, SPII Holdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“SPII”), and Sileo Acquisitions Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly owned subsidiary of SPII (“Merger Sub”). SPII holds approximately 83% of the outstanding shares of common stock, $0.01 par value, of the Company (“Common Stock”) and is controlled by the Company’s Chairman and Chief Executive Officer, George Economou.
Pursuant to the terms of the Merger Agreement, and subject to the conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”). At the effective time of the Merger, each share of Common Stock that is issued and outstanding immediately prior to the effective time of the Merger (other than issued and outstanding shares of Common Stock that are owned by SPII) will be automatically converted into the right to receive an amount in cash equal to $5.25 per share of Common Stock (the “Per Share Merger Consideration”), without interest.
The Merger Agreement and the terms of the transactions contemplated thereby, including the Merger, were negotiated on behalf of the Company by a special committee of the Board of Directors of the Company (the “Board”) consisting solely of independent and disinterested directors (the “Special Committee”), with the assistance of the Special Committee’s financial advisor, Evercore Group L.L.C., and its legal counsel, Fried, Frank, Harris, Shriver & Jacobson LLP.
The Special Committee unanimously recommended that the Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolved to recommend that the shareholders of the Company approve the Merger Agreement and the transactions contemplated thereby, including the Merger.  Based on the recommendation of the Special Committee, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolved to recommend that the shareholders of the Company vote to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.
The Company will call a special meeting of shareholders (“Company Shareholders’ Meeting”) for the purpose of voting on the adoption of the Merger Agreement. The consummation of the Merger is conditioned on adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock.

The consummation of the Merger is also subject to certain other customary closing conditions, including (i) the absence of any law or order that is in effect and enjoins, restrains or otherwise prohibits the consummation of the Merger, (ii) the accuracy of the representations and warranties of SPII and Merger Sub, in the case of the Company, and of the Company, in the case of SPII and Merger Sub, as contained in the Merger Agreement (subject to certain materiality qualifiers, as applicable), and (iii) compliance by SPII and Merger Sub, in the case of the Company, and by the Company, in the case of SPII and Merger Sub, in all material respects with its or their obligations required to be performed by it or them under the Merger Agreement on or prior to the closing date of the Merger.

The Merger is not subject to a financing condition.
The Merger Agreement contains certain termination rights in favor of both the Company and SPII.
The representations, warranties, covenants and agreements of each of the Company, SPII and Merger Sub contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, such representations, warranties, covenants and agreements (i) have been made only for purposes of the Merger Agreement, (ii) in the case of the Company, have been qualified by certain matters disclosed in certain of the Company’s filings with the Securities and Exchange Commission (“SEC”), (iii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (v) have been included in the Merger Agreement for the purpose of allocating risk between the parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included as an exhibit to this Current Report on Form 6-K only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of the parties or any of their subsidiaries or affiliates. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties that is or will be contained in, or incorporated by reference into, the Company’s Annual Report on Form 20-F and other documents that the Company files with the SEC.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 1.1 hereto and incorporated herein by reference.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-216826).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: August 19, 2019	By:	/s/ Anthony Kandylidis
Name: Anthony Kandylidis
Title: President and Chief Financial Officer